
02041293

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 17 2002
WASH. D.C. 152 SECTION

P.E. 5-31-02

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, **2002**

Liquidation World Inc.
(Translation of registrant's name into English)

3900 - 29th Street N.E., Calgary, Alberta, T1Y 6B6
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __✓__ Form 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No__✓__


LIQUIDATION
WORLD
LiquidationWorld.com

News Release

For Immediate Release
May 15, 2002 – Calgary, Alberta

Liquidation World Announces Q2 Results

Liquidation World Inc. (LQW - TSX; LIQWF - Nasdaq) announces the results of operations for the thirteen weeks ended April 7, 2002. Revenue decreased 5% to $42,551,000 from $44,993,000 during the corresponding period in 2001. Net earnings decreased 51% to $756,000 ($0.09 per share) during the second quarter of fiscal 2002 from $1,534,000 ($0.18 per share) during the corresponding period in fiscal 2001.

The quarter marks the 62nd consecutive quarter of profitability (all quarters since inception).

On a cumulative basis, revenue decreased 3% to $91,267,000 during the twenty-six weeks ended April 7, 2002 from $93,898,000 during the period ended April 1, 2001. Net earnings decreased 39% to $2,321,000 ($0.27 per share) during the first half of fiscal 2002 from $3,818,000 ($0.45 per share) during the first half of fiscal 2001. Additional details are provided in the financial statements below.

"There continues to be a strong supply of surplus inventories for liquidation," remarked Dale Gillespie, President and C.E.O. "However, there has been an absence of significant insolvency or insurance deals that provide marketing impact. As expected, we continued to experience softer margins in our retail operations during the second quarter as mainstream retailers continued discounting inventories to drive sales."

"We are encouraged by the growth and development of our non-retail services including auctions, reverse logistics and store closure sales management. We believe that, in time, the recently added turnaround consulting practice will contribute significantly to our service offering and to our profitability."

"We are seeing more opportunities to open retail outlets as the weak economy continues and suitable real estate vacancies rise. With over $6 million in the bank and no debt at quarter end, we are well positioned to continue to grow."

Liquidation World recently opened new outlets in Ponoka, Alberta and Winnipeg, Manitoba bringing to 95 the total number of outlets open and operating. These outlets extend Liquidation World's market penetration and take advantage of existing marketing and logistical infrastructure.

About Liquidation World

Liquidation World offers a uniquely diversified menu of solutions for organizations with asset recovery issues. Services include auctions, reverse logistics and processing, store closure sales management, turnaround consulting, and retail liquidations of consumer merchandise through 95 outlets across North America. Liquidation World solves asset recovery problems, in a professional manner, for banks, trustees, insurance companies, manufacturers and other organizations. Liquidation World opened its first retail outlet in 1986 and is now the largest liquidator in Canada, with more than 1,600 employees in outlets and offices across Canada and the United States.

For more information, please contact:
Mr. Dale Gillespie, President & C.E.O.
Mr. Andrew Searby, CA, Chief Financial Officer
E-mail: investorinfo@liquidationworld.com
Website: www.liquidationworld.com
Telephone: (403) 250-1222
Fax: (403) 291-1306

LIQUIDATION WORLD INC.

Consolidated Statements of Earnings and Retained Earnings
(unaudited) (In thousands of Canadian dollars, except per share amounts)

	26 Weeks Ended	
	April 7, 2002	April 1, 2001
Revenues	$ 91,267	$ 93,898
Cost of sales	56,314	57,269
	34,953	36,629
Expenses		
Selling and store operations	26,999	26,260
General and administrative	3,276	2,837
Depreciation and amortization	694	687
Interest	7	42
	30,976	29,826
Earnings before income taxes	3,977	6,803
Income taxes	1,656	2,985
Net earnings	2,321	3,818
Retained earnings, beginning of period	36,890	29,909
Retained earnings, end of period	$ 39,211	$ 33,727
Earnings per share		
Basic	$ 0.27	$ 0.45
Diluted	$ 0.27	$ 0.45
Shares outstanding at period end	8,577,856	8,479,320
Options outstanding at period end	640,830	568,441

Segmented Information
(unaudited) (In thousands of Canadian dollars, except per share amounts)

	April 7, 2002	April 1, 2001
Revenues		
Canada	$ 71,841	$ 70,580
United States	19,426	23,318
Total	$ 91,267	$ 93,898
Capital assets		
Canada	$ 4,167	$ 3,590
United States	615	647
Total	$ 4,782	$ 4,237

LIQUIDATION WORLD INC.

Consolidated Statements of Cash Flows
(unaudited) (In thousands of Canadian dollars)

	26 Weeks Ended	
	April 7, 2002	April 1, 2001
Cash provided by (used in):		
Operations		
Net earnings	$ 2,321	$ 3,818
Add (deduct) non-cash items:		
Depreciation and amortization	694	687
Equity in income of affiliate	(48)	(48)
	2,967	4,457
Changes in non-cash operating working capital		
Accounts receivable	(1,422)	(1,646)
Inventory	3,107	(2,526)
Prepaid expenses	(433)	1,157
Accounts payable and accrued liabilities	4,046	1,281
Income taxes	(1,857)	810
	6,408	3,533
Investments		
Purchase of capital assets	(852)	(546)
Business Acquisition	(104)	-
	(956)	(546)
Financing		
Decrease in bank indebtedness	-	(3,517)
Proceeds on issuance of common shares	405	527
	405	(2,990)
Increase (decrease) in cash	5,857	(3)
Cash and equivalents, beginning of period	502	177
Cash and equivalents, end of period	$ 6,359	$ 174
Supplemental disclosure of cash paid for:		
Income taxes	$ 3,481	$ 2,282
Interest	8	71
	$ 3,489	$ 2,353

LIQUIDATION WORLD INC.

Consolidated Balance Sheets
(In thousands of Canadian dollars)

	April 7, 2002 (unaudited)	October 7, 2001
Assets		
Current assets		
Cash and equivalents	$ 6,359	$ 502
Accounts receivable	2,647	1,225
Income taxes receivable	948	-
Inventory	46,671	49,778
Prepaid expenses	1,807	1,374
	58,432	52,879
Capital assets	4,782	4,624
Investment in affiliate	530	482
Goodwill	278	-
	$ 64,022	$ 57,985
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 8,767	$ 4,721
Income taxes payable	-	909
	8,767	5,630
Shareholders' equity		
Share capital	16,044	15,465
Retained earnings	39,211	36,890
	55,255	52,355
	$ 64,022	$ 57,985

Symbol:	TSE - "LQW" and NASDAQ - "LIQWF"
For the Month:	May, 2002
Date:	June 3, 2002

OUTSTANDING STOCK OPTION SUMMARY

Pursuant To Stock Option Plan

Opening Stock Option Balance, May, 2002	18,750
Options Granted: None	0
Options Exercised: None	0
Options Cancelled: None	0
Closing Balance Stock Option Plan	18,750

Pursuant To 1996 Stock Option Plan

Opening Stock Option Balance, May, 2002	84,250
Options Granted: None	0
Options Exercised: None	0
Options Cancelled: None	0
Closing Balance 1996 Stock Option Plan	84,250

Pursuant To 1997 Stock Option Plan

Opening Stock Option Balance, May, 2002	198,900
Options Granted: None	0
Options Exercised: None	0
Options Cancelled: None	0
Closing Balance 1997 Stock Option Plan	198,900

Pursuant To 1998 Stock Option Plan

Opening Stock Option Balance, May, 2002	82,650
Options Granted: None	0
Options Exercised: None	0
Options Cancelled: None	0
Closing Balance 1998 Stock Option Plan	82,650

Pursuant To 1999 Stock Option Plan

Opening Stock Option Balance, May, 2002	127,180
Options Granted: None	0
Options Exercised: None	0
Options Cancelled: None	0
Closing Balance 1999 Stock Option Plan	127,180

Pursuant To 2000 Stock Option Plan

Opening Stock Option Balance, May, 2002	129,100
Options Granted: None	0
Options Exercised: None	0
Options Cancelled: None	0
Closing Balance 2000 Stock Option Plan	129,100

SHARES RESERVED

Stock Option Plan Opening Reserve Balance	41,220
Stock Options Exercised	0
Closing Reserve Balance	41,220
1996 Stock Option Plan Opening Reserve Balance	94,594
Stock Options Exercised	0
Closing Reserve Balance	94,594
1997 Stock Option Plan Opening Reserve Balance	216,500
Stock Options Exercised	0
Closing issued Capital Balance	216,500
1998 Stock Option Plan Opening Reserve Balance	150,000
Stock Options Exercised	0
Closing issued Capital Balance	150,000
1999 Stock Option Plan Opening Reserve Balance	129,280
Stock Options Exercised	0
Closing issued Capital Balance	129,280
2000 Stock Option Plan Opening Reserve Balance	149,850
Stock Options Exercised	0
Closing issued Capital Balance	149,850

ISSUED CAPITAL SUMMARY

Opening Issued Capital Balance, May, 2002	8,577,936
Stock Options Exercised	0
Common Shares Issued	0
Closing Issued Capital Balance	8,577,936

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereinto duly authorized.

Liquidation World Inc.
(Registrant)

Date June 3, 2002

By 

Andrew Searby, C.A.
Chief Financial Officer